EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ansoft Corporation:
We consent to the use of our reports dated May 31, 2006, with respect to the consolidated balance sheets of Ansoft Corporation and subsidiaries as of April 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended April 30, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2006 and the effectiveness of internal control over financial reporting as of April 30, 2006, incorporated herein by reference.
/s/KPMG LLP
Pittsburgh, Pennsylvania
June 5, 2006